UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 22, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

comScore, Inc.

File No. 1-33520 - CF#32394

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comScore, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on August 5, 2014, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on May 5, 2015.

Based on representations by comScore, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 Form 10-Q Filed August 5, 2014 through August 5, 2024
Exhibit 10.1 Form 10-Q Filed May 5, 2015   through August 5, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary